SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Proginet Corporation

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

742942105

(CUSIP Number)

Joe Christel
Chief Financial Officer
Proginet Corporation
200 Garden City Plaza
Garden City NY 11530
516-535-3686

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Not applicable*

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*Explanatory Note:  In light of the recent issuance by the Securities and Exchange Commission of Compliance and Disclosure Interpretation Number 103.04, which states that the role of officers or directors will most likely eliminate their eligibility to file on Schedule 13G pursuant to Rule 13d-1(c), George T. Hawes, who is a director of Proginet Corporation (the “Company”), is filing a Schedule 13D to report his current beneficial ownership of shares of the Company’s Common Stock, $.001 par value per share (“Common Stock”).  Mr. Hawes previously reported on Schedule 13G.

CUSIP No. 742942105	Page 2 of 7

1.	Names of Reporting Persons.
George T. Hawes

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 1,874,513**

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,874,513**

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,874,513**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

CUSIP No. 742942105	Page 3 of 7

13.	Percent of Class Represented by Amount in Row (11) 10.9%
14.	Type of Reporting Person (See Instructions) IN
** Includes 190,000 shares of Common Stock issuable upon exercise of currently exercisable options to purchase Common Stock.

CUSIP No. 742942105	Page 4 of 7

Explanatory Note

In light of the recent issuance by the Securities and Exchange Commission (the “SEC”) of Compliance and Disclosure Interpretation Number 103.04, which states that the role of officers or directors will most likely eliminate their eligibility to file on Schedule 13G pursuant to Rule 13d-1(c), George Hawes (“Hawes”), who is a director of Proginet Corporation (the “Company”), is filing a Schedule 13D to report his current beneficial ownership of shares of the Company’s Common Stock, $.001 par value per share (“Common Stock”).  Mr. Hawes previously reported on Schedule 13G.

Item 1.	Security and Issuer

This statement relates to the common stock, par value $.001 per share, of Proginet Corporation.  The principal executive offices of the Company are located at 200 Garden City Plaza, Garden City NY 11530.

Item 2.	Identity and Background

The person filing this statement is George T. Hawes.  Hawes is a private investor through an entity controlled by him, G.T. Hawes & Co.  Hawes’s business address is 390 Plandome Road, Suite 222, Manhasset, New York 11030.
During the last five years, Hawes has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Hawes is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.

CUSIP No. 742942105	Page 5 of 7

Item 4.	Purpose of Transaction

See Explanatory Note prefacing this Schedule 13D.

Hawes has no current plans or proposals which relate to or would result in:

(a)  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Company;

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)  Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)  Any material change in the present capitalization or dividend policy of the Company;

(f)  Any other material change in the Company's business or corporate structure;

(g)  Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)  Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.

CUSIP No. 742942105	Page 6 of 7

Item 5.	Interest in Securities of the Issuer

As of the filing date of this Schedule 13D (the “Filing Date”),  Hawes held  (i) 1,684,513 shares of Common Stock and (ii) options to purchase 215,000 shares of Common Stock, 190,000 of which are exercisable within 60 days of the Filing Date.  As of the Filing Date, Hawes is deemed to beneficially own 1,874,513 shares of Common Stock, or 10.9% of the Common Stock deemed issued and outstanding as of the Filing Date, based upon  17,085,448 shares of Common Stock issued and outstanding as of February 11, 2010.  Hawes directly owns, has the sole power to vote and to direct the vote, and the sole power to dispose and to direct the disposition of, all of the foregoing securities.  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
During the sixty days prior to the filing date of this Schedule 13D. there were no transactions in Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock, by Hawes or any person or entity controlled by Hawes or any person or entity for which Hawes possesses voting or investment control over the securities thereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None

Item 7.	Material to Be Filed as Exhibits
None

CUSIP No. 742942105	Page 7 of 7

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2010

/s/ George Hawes

Attention:  Intentional  misstatements  or omissions of fact constitute  Federal criminal violations (See 18 U.S.C. 1001).